VIA EDGAR

August 24, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dietrich King

Re:	SIMPPLE LTD.
Withdrawal of Acceleration Request - Registration Statement on Form F-1 (File No. 333-271067)

Dear Mr. King:

On August 22, 2023, we, as the representative of the underwriters, filed a letter with the Securities and Exchange Commission via EDGAR requesting, pursuant to Rule 461 under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-referenced Registration Statement so that it may be declared effective at 5:00 p.m., Eastern Time, on August 24, 2023, or as soon thereafter as practicable. We are no longer requesting that such Registration Statement be declared effective at this specific date and time and we hereby formally withdraw such request for acceleration.

Very truly yours,

MAXIM GROUP LLC

By:	/s/ Clifford Teller
Name:	Clifford Teller
Title:	Co-President